GENTING BERHAD
(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

18 January 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549 [redacted]
United States of America

SUPPL

08000330

BY FAX # 001-202-772-9207

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the incorporation of new wholly-owned subsidiary companies of the Company for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

PROCESSED
JAN 28 2008
THOMSON FINANCIAL

JAN 22 A 11: 2008

Encls.
F:\USERS\SEC\ELIE\Letters\ADR.doc

dw 1/23

Exemption No. 82-4 62

Form Version 2.0

General Announcement

Ownership transfer to GENTING on 17/01/2008 04:08:12 PM
Submitted by GENTING on 17/01/2008 05:15:41 PM
Reference No GG-080117-CB192

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	GENTING BERHAD
* Stock name	:	GENTING
* Stock code	:	3182
* Contact person	:	MR TAN WOOI MENG
* Designation	:	GROUP COMPANY SECRETARY

* Type : ● Announcement ○ Reply to query

* Subject :
INCORPORATION OF NEW WHOLLY-OWNED SUBSIDIARY COMPANIES BY GENTING BERHAD

* **Contents :-**

We wish to inform that the Company has incorporated the following companies as new wholly-owned subsidiaries in Singapore.

Name of Company	*Date of Incorporation*	*Principal Activity*	*Issued and Paid-up capital*
Genting Strategic (Singapore) Pte Ltd	14 January 2008	Investment	S$1/-
Genting Strategic Investments (Singapore) Pte Ltd	15 January 2008	Investment	S$1/-
Genting Management (Singapore) Pte Ltd	15 January 2008	Investment	S$1/-

None of the Directors and/or substantial shareholders of the Company and/or any persons connected with them has any interest, direct or indirect in the aforesaid incorporation.

The aforesaid new subsidiaries are not expected to have any effect on the group's profit for 2008.

GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

END